Filed by Applied Micro Circuits Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-9(a) of the Securities Exchange Act of

1934, as amended

Subject Company: Applied Micro Circuits Corporation

Commission File No. 000-23193

Applied Micro Circuits Corporation Announces Early Termination of

Hart-Scott-Rodino Antitrust Review

SANTA CLARA, Calif., December 13, 2016 (GLOBE NEWSWIRE) – Applied Micro Circuits Corporation (Nasdaq: AMCC) (“AppliedMicro”) today announced that on December 12, 2016, the Federal Trade Commission granted early termination of the antitrust waiting period under the Hart-Scott-Rodino Antitrust Improvements Act for the proposed merger of AppliedMicro with a wholly owned subsidiary of MACOM Technology Solutions Holdings, Inc. (Nasdaq: MTSI) (“MACOM”).

The transaction remains subject to various conditions, including the commencement and completion of MACOM’s tender offer to purchase each outstanding share of AppliedMicro common stock and other customary closing conditions. Both companies continue to expect that the transaction will close in the first calendar quarter of 2017.

About AppliedMicro

Applied Micro Circuits Corporation is a global leader in computing and connectivity solutions for next-generation cloud infrastructure and data centers. AppliedMicro delivers silicon solutions that dramatically lower total cost of ownership. Corporate headquarters are located in Santa Clara, California. www.apm.com.

About MACOM

MACOM enables a better-connected and safer world by delivering breakthrough semiconductor technologies for optical, wireless and satellite networks that satisfy society’s insatiable demand for information. Headquartered in Lowell, Massachusetts, MACOM has design centers and sales offices throughout North America, Europe, Asia and Australia.

(C) Copyright 2016, Applied Micro Circuits Corporation. AppliedMicro, X-Gene, X-Weave, HeliX, Server on a Chip, Cloud Processor and Cloud Server are trademarks or registered trademarks of Applied Micro Circuits Corporation. MACOM and related logos are trademarks of MACOM. All other trademarks are the property of their respective owners.

Forward-Looking Statements

DISCLOSURE NOTICE: This document contains forward-looking information related to AppliedMicro and the proposed acquisition of AppliedMicro by MACOM that involves substantial risks and uncertainties that could cause actual results to differ materially from

1 | Page

those expressed or implied by such statements. Forward-looking statements in this document include, among other things, statements about the anticipated timing of closing of the acquisition. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of AppliedMicro’s stockholders will tender their shares in the tender offer and the possibility that the acquisition does not close; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that such benefits will not be realized or will not be realized within the expected time period, and the impact of such risks upon the value of the MACOM common stock to be issued in exchange for AppliedMicro common stock in the transaction; disruption from the transaction making it more difficult to maintain business, contractual and operational relationships; negative effects of this announcement or the consummation of the proposed acquisition on the market price of AppliedMicro common stock or MACOM common stock and on AppliedMicro’s or MACOM’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; the uncertainties inherent in research and development, customer adoption and sales of AppliedMicro products; and competitive developments.

A further description of risks and uncertainties relating to AppliedMicro and MACOM can be found in their respective Annual Reports on Form 10-K for the fiscal years ended March 31, 2016 and September 30, 2016, respectively, and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov

The information contained in this document is as of December 13, 2016. Neither AppliedMicro nor MACOM assumes any obligation to update forward-looking statements contained in this document as the result of new information or future events or developments.

Additional Information and Where to Find It

The exchange offer for the outstanding shares of AppliedMicro stock described in this communication has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any materials that AppliedMicro, MACOM and MACOM’s offering subsidiary, Montana Merger Sub I, Inc. (“Purchaser”), will file with the SEC.

AppliedMicro plans to file a Recommendation Statement on Schedule 14D-9 in connection with the tender offer; Purchaser plans to file a tender offer statement on Schedule TO, together with other related exchange offer documents, including a letter of transmittal, in connection with the offer; and MACOM plans to file a registration statement on Form S-4 that will serve as a prospectus for MACOM stock to be issued as consideration in the offer and the merger. These documents will contain important information about AppliedMicro, MACOM, and the merger. AppliedMicro stockholders are urged to read these documents carefully and in their entirety when they become available before making any decision regarding exchanging their shares. These documents will be made

2 | Page

available to AppliedMicro stockholders at no expense to them and will also be available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting AppliedMicro investor relations department at 415-217-4962.

In addition to the SEC filings made in connection with the transaction, each of AppliedMicro and MACOM files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. AppliedMicro’s and MACOM’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

CONTACT:

AppliedMicro Company Contact:	AppliedMicro Investor Relations Contact:
Martin McDermut	The BlueShirt Group
Chief Financial Officer	Suzanne Schmidt, Managing Director
Phone: (408) 542-8752	Phone: (415) 217-4962
E-Mail: mmcdermut@apm.com	E-Mail: suzanne@blueshirtgroup.com

MACOM Investor Relations Contact:

Shelton Group

Leanne K. Sievers, EVP

Phone: (949) 224-3874

Brett L. Perry, Vice President

Phone: (214) 272-0070

Email: sheltonir@sheltongroup.com

3 | Page